NEWS RELEASE

Alderon Closes C$119.9 million Contribution by
Hebei Iron & Steel Group

March 15, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) (“Alderon”) is pleased to announce that Hebei Iron & Steel Group Co., Ltd. (“HBIS”) has contributed the remaining C$119.9 million of its initial investment and Alderon has contributed the Kami iron ore project (“Kami Project”) to a limited partnership (the “Kami Limited Partnership”) which is owned 25% by HBIS and 75% by Alderon. HBIS is China’s largest steel producer.

This concludes HBIS’s initial strategic investment, first announced on April 13, 2012, into both Alderon and its Kami Project for an aggregate amount of C$182.2 million, in exchange for 19.9% of the outstanding common shares of Alderon (completion announced on September 4, 2012) and a 25% interest in the Kami Limited Partnership which was established to own the Kami Project. Alderon has the remaining 75% interest in the Kami Limited Partnership.

Mark Morabito, Executive Chairman of Alderon, said “Alderon is very pleased with its long term partnership with HBIS, China’s largest steel company and among the largest steel groups in the world. The conclusion of this strategic investment further validates and meaningfully de-risks the project and leads the way to successful development of the Kami Project into a high quality iron ore mine.”

The entire C$119.9 million of investment proceeds contributed by HBIS will be used for the continued development of the Kami Project. In addition, Alderon and HBIS will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests subject to the terms of the agreement governing the Kami Limited Partnership.

In connection with the C$119.9 million contribution, Alderon has provided confirmations to HBIS with respect to certain information rights related to the development of the Kami Project and the expenditure of the C$119.9 million contribution. In addition, Alderon has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to HBIS C$3 million per month for each whole month until such approvals are obtained.

Tayfun Eldem, the President and CEO of Alderon, said “The conclusion of this transaction with HBIS marks a significant milestone in the development of the Kami Project and further strengthens our potential to finance the remainder of the capital for the Kami project through global financial markets, including Chinese banks. Alderon now has both the initial capital and the China market access to build a leading company. We believe that this strategic partnership solidifies our ability to become the next major iron ore producer in the Labrador Trough. In addition, Alderon management is highly confident that the environmental assessment release and related approvals for the Kami Project will be obtained during the current calendar year, well in advance of March 31, 2014. ”

As part of the strategic partnership transaction, HBIS is obligated to purchase upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by HBIS will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. HBIS will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount. In addition, HBIS agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions, including Chinese banks, and HBIS has agreed to co-operate with Alderon in its efforts to attract additional off-take partners in respect of the annual production from the Kami Project that has not been committed to HBIS.

For more information relating to the strategic partnership please review news releases issued by Alderon on September 4, 2012 and April 13, 2012.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, Labrador City and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J. Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
514-817-5799

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to (i) the use of proceeds from the HBIS transaction; (ii) the funding by HBIS of costs of developing the Kami Project; (iii) the terms of the off-take agreement with HBIS; (iv) HBIS’s efforts to assist with project financing and an additional off-take partner; (v) Alderon’s ability to finance the capital required to develop the Kami Project; (vi) the development of and production from the Kami Project; and (vii) the timing of environmental assessment release and related approvals.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.